Exhibit 99.1

Jiuzi Holdings, Inc. Awarded Subsidies by Local Government to Support Sustainable Growth

HANGZHOU, China, Jan. 13, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ:JZXN; the “Company”; Jiuzi New Energy), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that the Company has been awarded RMB 10 million cash subsidies by Xiaoshan District government of China’s Hangzhou City as part of the government-led initiatives to recognize achievements by publicly listed companies and facilitate further sustainable growth of such locally headquartered enterprises.

Xiaoshan government launched a “Phoenix Action 2.0” incentive plan in early 2021 that aims to encourage and promote local enterprises to gain access to domestic and international capital public markets. Jiuzi New Energy is among the five new companies that have successfully completed initial public offerings in 2021. Other newly listed firms from Xiaoshao District include, among others, Cloud Village Inc. (HK:09899) (NetEase Cloud Music). In addition, Jiuzi New Energy is the only company that has successfully completed listing in the U.S. capital market in 2021.

Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc., commented: “We greatly appreciate the solid recognition from Xiaoshan District government because it signifies Jiuzi’s business growth and manifests its capital market strategy. Jiuzi New Energy is confident that it will fulfill its promise to deliver low-carbon, innovative, safe and intelligent commute solutions to contribute its part to China’s goal of achieving carbon-neutral by 2060.”

“With such strong policy support from our local government, we are able to continue driving growth of our online to offline strategies and to empower our business in order to build a one-stop NEV retail ecosystem and to create sustainable economic benefits for our shareholders.”

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)

+86 13811768559 (from China)